

July 21, 2014

<u>Via Facsimile</u>
Mr. Kevin D. Maloney
Chairman, Chief Executive Officer, and President
QuantumSphere, Inc.
2905 Tech Center Drive
Santa Ana, CA 92705

>   **Re: QuantumSphere, Inc.**
>   **Current Report on Form 8-K**
>   **Filed April 28, 2014**
>   **File No. 0-53913**

Dear Mr. Maloney:

   We have completed our review of the Form 8-K and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

>   Very truly yours,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director